

September 30, 2021

James W. McCabe
Chief Executive Officer
Maverick Energy Group, Ltd.
135 Jenkins Street
Suite 105B, #356
St. Augustine, FL 32086

> **Re: Maverick Energy Group, Ltd.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed September 15, 2021**
> **File No. 024-11407**

Dear Mr. McCabe:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Business
Our Business Overview
USR Technology License Agreement, page 25

1. We note your response to prior comment 2 and reissue the comment in part. Section 1(c) of your Heads of Agreement USR Technology License filed as Exhibit 6.1 states the terms and conditions of the license will be set forth in a separate license agreement to be entered into by the parties on or before September 15, 2020. Please file this separate license agreement, or if this license agreement has not yet been entered into, please explain and disclose the same in your offering statement.

Principal Stockholders, page 37

2.   We note your response to prior comment 3 and reissue the comment, as it does not appear that you have revised your Principal Stockholders table to reflect your issuance of 30,000,000 restricted common shares to USRR. For example, it appears that the beneficial owner of the shares issued to USSR would be an owner of over 10% of your outstanding shares of common stock. Refer to Item 12 of Part II of Form 1-A.

General

3.   We note your disclosure in response to prior comment 6 that discussions will continue with Continuation Capital, Inc. regarding the specifics of a proposed investment following qualification of your Form 1-A . However, we note that in your prior response letter dated August 6, 2021, you stated this indication of interest was no longer being pursued. Please clarify this apparent inconsistency.

4.   We note your response to prior comment 7. Please address whether your binding letter of intent with USR to jointly develop Martin Foree Operating is material. Please also revise your disclosure in the offering statement to briefly describe the material terms of your acquisition of the 167-acre Davis Lease in Jones County, Texas, including the purchase price.

5.   Please explain to us how you determined your $150 million post-money valuation based on your disclosed assumptions. In addition, we note your disclosure that you believe the post-money valuation of $150 million is valid, based on specified assumptions, including the assumptions that you will have $16,197,334 in net earnings for the full year following the closing of this offering, an oil and gas average P/E ratio of 16.98, and production of 100 barrels of oil a day. Please provide additional details regarding these assumptions to provide investors with sufficient information to evaluate the projections and their reasonableness. For example, identify the properties that you assume will be in production, discuss the assumptions made about oil prices and underlying costs associated with revenue generation including any costs necessary to develop the underlying producing assets and the timing of the commencement of production assumed in your projections. Given your limited operating history and the absence of historical revenue generation, highlight the inherent risks surrounding your forecasted results and the related uncertainties in determining these estimates and clearly explain how you have a reasonable basis for your projections. Refer to Part II(b) of Form 1-A.

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ernest M. Stern, Esq.